AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2020
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

The Bank did not execute any borrowing transaction during the Quarter.

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
TRY 8.5 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	8-Sep-17	12-Oct-17	13-Oct-20	TRY 8.50
AUD 100 million 'Food Security Themed Bond' Fixed Rate Notes	7-Apr-15	15-Apr-15	15-Apr-20	AUD 100.00
TRY 300 million Fixed Rate Notes	17-Oct-18	22-Oct-18	22-Oct-20	TRY 300.00
ZAR 20 million Fixed Rate Notes	23-Oct-19	30-Oct-19	30-Oct-20	ZAR 20.00
TRY 6.3 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	29-Sep-17	8-Nov-17	9-Nov-20	TRY 6.30
USD 350 million SOFR-Linked Floating Rate Notes	27-Nov-18	4-Dec-20	18-Nov-20	USD 350.00
TRY 49 million Zero Coupon Notes	18-Oct-18	29-Nov-18	30-Nov-20	TRY 49.00
BRL 200 million Zero Coupon Deep Discount Notes	26-Nov-15	3-Dec-15	3-Dec-20	BRL 200.00
IDR 765 billion Fixed Rate Notes	20-Nov-19	3-Dec-19	3-Dec-20	IDR 765.00
ZAR 327.2 million Fixed Rate Notes	20-Nov-19	3-Dec-19	3-Dec-20	ZAR 327.20
RUB 1.4 billion Fixed Rate Notes	20-Nov-19	3-Dec-19	3-Dec-20	RUB 1,400.00
MXN 429 million Fixed Rate Notes	20-Nov-19	3-Dec-19	3-Dec-20	MXN 429.00
BRL 46.5 million Fixed Rate Notes	20-Nov-19	3-Dec-19	3-Dec-20	BRL 46.50
TRY 60 million Fixed Rate Notes	21-Nov-19	3-Dec-19	3-Dec-20	TRY 60.00
BRL 7.6 million Deep Discount Notes	10-Nov-15	8-Dec-15	9-Dec-20	BRL 7.60
CAD 4.7 million Fixed Rate Notes	13-Dec-82	31-Dec-82	31-Dec-20	CAD 4.70

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 December 2020.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer